Exhibit 99.1

FCA to announce Second Quarter 2020 financial results on July 31

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the second quarter of 2020 will be released on Friday, July 31, 2020.
A live audio webcast and conference call of the 2020 Q2 results will begin at 1:00 p.m. BST / 2:00 p.m. CEST / 8:00 a.m. EDT on Friday, July 31, 2020.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 21 July 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com